Consent of Independent Public Accountants

               We hereby consent to the incorporation by reference in the registration statements of Nexus Telocation Systems Ltd., on Form F-3 and on Form S-8, and each prospectus constituting a part thereof, of our report dated April 30, 2003, relating to the consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2002.

KOST FORER & GABBAY
A Member of Ernst & Young Global

Tel Aviv, Israel
June 22, 2003